Exhibit 1.01

Conflict Minerals Report of BT Group plc in accord with Rule 13p-1 under the Securities Exchange Act of 1934

Due Diligence

Below we describe the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals necessary to the function or production of the products we manufacture or contract to manufacture, as the case may be.

Phase 1 of our due diligence efforts:

We have issued to relevant suppliers a country of origin questionnaire, which is based upon that created by the globally recognised Conflict Free Sourcing Initiative (an initiative of the EICC and GeSI); we are a member of GeSI. This questionnaire forms the primary element of our due diligence process and was issued to all of our first level suppliers of ‘in-scope’ products (as described below under “Products”). Our global Conflict Minerals Policy is available to our suppliers and to all stakeholders via our website. We have additional internal guidance and training material to assist BT buyers in the sourcing and due diligence process.

We contacted 102 in-scope suppliers and had an 88% supplier response rate to our country of origin questionnaire. Some responses contained a greater level of detail compared to last year, for example, we were able to check a greater number of smelters against the CFSI list, and in four cases, confirming that suppliers were conflict free. Whilst suppliers demonstrated a commitment to our request through completion of the questionnaire, some responses have varied in their level of detail. Accordingly, we have continued to conduct follow-up diligence described under ‘Enhanced Due Diligence’ below.

We are often several levels removed from the smelters, so we continue to work closely with our suppliers, supporting them in their own due diligence efforts to determine the origin of the conflict minerals necessary to the function or production of the products they manufacture, contract to manufacture or supply to others. We have done this through the roll-out of a knowledge call, with additional written guidance, to all of our licensed buyers who are responsible for managing the respective relationships with the first level suppliers involved in the ‘in-scope’ products. This training has ensured that our buyers are equipped with the right knowledge to engage collaboratively with our suppliers on this requirement; supporting them where there are questions. We have also made our central Procurement lead and Group Compliance lead available to answer any more detailed questions which suppliers may raise, should our licensed buyers feel this would be of use in supporting our on-going relationship with our supply chain.

Phase 2 - Enhanced Due Diligence:

We have undertaken enhanced due diligence on a number of suppliers, following analysis of the first set of returns. We took the decision to undertake enhanced due diligence where responses from some suppliers (i) did not provide us with enough detail as to the supplier’s own due diligence processes and progress to-date, or (ii) where we needed further clarification on the suppliers planned next steps, in commitment to the legislative requirements.

In this instance, we used a set of standard follow-up emails, explaining our reasons for requesting further information and providing a clear contact point should any assistance be required. We have also offered one to one calls, between our licensed buyers and their supplier contacts to help clarify any questions and demonstrate our commitment to supporting our suppliers. The returns from the enhanced due diligence have in most cases provided a clearer view of the level of application, by our first level suppliers, towards the principles of the conflict minerals legislation, and this step is additional to our annual sourcing questionnaire.

Where supplier responses identified use of conflict free smelters, we have checked these smelters against the EICC/GeSI lists as an additional form of validation.

Democratic Republic of the Congo Conflict Status

On the basis of our due diligence measures described above, we were not able to determine definitively that the necessary conflict minerals either (x) did or did not originate in the Democratic Republic of the Congo (DRC) or an adjoining country or (y) did in fact come from recycled or scrap sources. Accordingly, we have concluded that, for calendar year 2014, the products manufactured by us or contracted by us to be manufactured are DRC conflict undeterminable.

Products

Under the Rules, we are required to make a determination where the conflict minerals may be found in products which we manufacture or ‘contract to manufacture’. Against this requirement, we reviewed last year’s in scope products and considered any new additions to the BT product portfolio. The below list is not an exhaustive list of these products; it details our primary categories, with some of the relevant products within those categories, to give a view of the scope of our programme:

Products manufactured by BT or its subsidiaries:

•	BT Cable products – BT Cables Limited, a wholly owned subsidiary of BT Group manufactures copper cables to a global customer base. The cables are primarily for communications and railway use. Of the four conflict minerals, tin is of the most interest, as it is used in the production of tinned solid copper. Certain products are galvanised with a zinc-tin alloy coating.

BT branded products (contracted to manufacture):

•	BT Consumer, Customer Premises Equipment products, where all four metals are flagged as included in these products:

•	The BT Vision Box (a set top box that enables customers to access TV channels through their broadband). BT-branded Hubs (internet and wi-fi routers), BT-branded Baby Monitors and BT-branded Phones.

•	Plusnet branded products - Plusnet is a wholly owned subsidiary of BT Group, selling primarily a range of telephony and broadband products. Out of the range of Plusnet branded products only a Plusnet branded modem is in our scope for ‘contracted to manufacture’ products this year.

•	Openreach branded modem - Openreach is a BT Group business. The suppliers involved with the modem flagged all four metals as included in this product.

•	BT Unified Trading - BT’s ‘Netrix’ series of trading desks - BT Unified Trading provides communications to and within the financial services markets, over multiple channels. In the responses of the suppliers we have contacted, the most common metals flagged were tin and gold, but some suppliers gave a response which flagged all four metals are in use.

We continue to assess our ‘in-scope’ list, in support of the principles of the conflict minerals legislation. As described under “Due Diligence” above, in our due diligence processes we have sought to determine the source of the conflict minerals to the extent reasonably practicable, particularly given the attenuated nature of our location in the supply chain relative to the initial sourcing of the conflict minerals. Where our first level suppliers have not provided us with sufficient information regarding their supply chains we have followed up with them to obtain more information.

Further Mitigating Steps

To further mitigate the risk of 3TG (tin, tantalum, tungsten and gold) metals from conflict affected areas being present in our products and supply chain, and in order to improve our due diligence processes, we intend to take the following steps in calendar year 2015:

•	we will continue to work closely with our suppliers, supporting them in their own efforts to determine the origin of the necessary conflict minerals;

•	we will build on our training and guidance for our licensed buyers who deal with suppliers of ‘in-scope products’;

•	we will introduce a specific conflict minerals clause in certain supplier contracts; and

•	we will continue to benchmark our processes and to keep abreast of developments and enhancements, as well as supporting the wider dialogue regarding sourcing of conflict minerals, through our involvement in a number of industry forums (including the Conflict Free Sourcing Initiative).